500 LEE STREET EAST • SUITE 1600 • P.O. BOX 553 • CHARLESTON. WEST VIRGINIA 25322 • TELEPHONE: 304-1000•TELECOPIER: 304-340-1130
www.jacksonkelly.com
E-mail Address: elord@jacksonkelly.com
Direct Dial No.: (304) 340-1390
January 12, 2011
Mr. Daniel F. Duchovny
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
Washington, DC 20549-3628

Re:	Allegheny Bancshares, Inc. Preliminary Schedule 14A Filed on December 8, 2010 File No.: 000-50151

Schedule 13E-3 Filed on December 8, 2010 File No.: 005-85792
Dear Mr. Duchovny:
     Thank you for the staff’s comment letter dated December 30, 2010, in connection with the preliminary proxy statement on Schedule 14A and the going private transaction statement on Schedule 13E-3 for Allegheny Bancshares, Inc. (“Allegheny”). On behalf of Allegheny, we have filed an amendment to Schedule 13E-3 and have filed revised proxy materials in response to the staff’s comment letter. Additionally, we set forth below in the same order as set forth in the staff’s comment letter, the staff’s comments together with our corresponding responses.
Schedule 13E-3
General
     Comment No. 1. We note that the company is purporting to create three classes of securities out of what is currently a single class of common stock for the purpose of taking the company private by causing each “new” class to be held by less than 500 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock [sic] are separate classes of securities
Clarksburg, WV • Martinsburg, WV • Morgantown, WV • Wheeling, WV
Denver, CO • Lexington, KY • Pittsburgh, PA • Washington, DC

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

under West Virginia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock [sic] and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock [sic] are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.
     Response No. 1. As requested, attached to this comment letter is the formal opinion of Jackson Kelly PLLC opining that the Common Stock and the new Class A Common Stock and Class B Common Stock will be separate classes of securities under both West Virginia law and under Section 12 of the Securities Exchange Act of 1934.
Preliminary Schedule 14A
Cover Letter
     Comment No. 2. Please revise the cover page to highlight that security holders who receive a new class of common stock (i) will not receive any consideration for their shares of common stock, and (ii) will lose voting rights on any matter other than an extraordinary transaction and will also lose the benefits of holding Section 12 registered securities. This revised disclosure should include a discussion of the impact on shareholders of holding unregistered securities.
     Response No. 2. We have revised the cover page to add disclosure consistent with the staff’s comment. Additionally, we have provided this disclosure in bold face type.
     Comment No. 3. In a similarly prominent manner, disclose that shareholders who own less than 1,100 shares of common stock and who will receive a new class of common stock in this transaction can instead elect to receive cash for their shares by exercising appraisal rights. This disclosure should be accompanied by a brief explanation of how to exercise dissenters’ appraisal rights and how the company will determine the fair value of each share of common stock.
     Response No. 3. We have provided disclosure in bold face type responsive to the staff’s comment.
Summary Term Sheet, page 1
     Comment No. 4. Please revise the descriptions of the new classes of common stock (pages 3-4 and elsewhere in the proxy statement) to disclose the conversion ratio for each new such class.

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

     Response No. 4. We have revised the disclosure responsive to the staff’s comment.
Questions and Answers about the Meeting, page 9
     Comment No. 5. Please revise this section to avoid duplication of disclosure already included in the Summary Term Sheet.
     Response No. 5. In response to comment no. 5, we have revised this section to eliminate duplication of the Summary Term Sheet disclosure.
Special Factors
Background and Purpose of the Amendment and Merger Proposal, page 13
     Comment No. 6. Please revise this section to describe the background of the going private transaction. Describe, for example, board meetings, meetings with management and with legal and financial advisors and the topics discussed at each.
     Response No. 6. We have revised this section to provide in more detail the background of the going private transaction.
     Comment No. 7. Tell us, with a view toward revised disclosure, whether Howe Barnes made any presentations to the board of directors at any time prior to issuing its opinion on December 1, 2010.
     Response No. 7. Please note the revised disclosure regarding the presentation to the Board of Directors by Howe Barnes on January 6, 2011.
     Comment No. 8. Revise this section also to discuss why the company is undertaking the going private transaction at this time. It appears that the stated reason (“to allow Company employees to focus their efforts on income producing activities, as opposed to non-value enhancing SEC reporting compliance”) could have been present ever since the company became a reporting entity. Refer to Item 1013(c) of Regulation M-A.
     Response No. 8. We have revised this section to discuss in greater detail why the Company is undertaking the going private transaction at this time.

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

Recommendation of the Board of Directors, page 20
     Comment No. 9. Please revise the second paragraph of page 21 to describe the potential reasons the board may terminate the transaction even after the proposals are approved by security holders.
     Response No. 9. We have revised the disclosure to add that although the Board is unaware of any circumstance which it would need to use this authority, the Board thought it was prudent to have that ability in the event of an unforeseen circumstance.
     Comment No. 10. Revise to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of (i) one share of class A for one share of common stock and (ii) one share of class B common stock for one share of common stock is substantively fair, given the different rights associated with the new classes of common stock as compared to the existing common stock. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with each of the new classes of common stock.
     Response No. 10. Please refer to the revised disclosure under the bullet point, “Rights and Privileges of Newly Created Class A Common Stock and Class B Common Stock” under the caption, “Recommendation of the Board of Directors; Fairness of the Amendment and Merger Proposal”.
     Comment No. 11. Refer to the second bullet point on page 22. Given that you state elsewhere that there is no obligation to pay dividends in the future and that the dividends are not cumulative, revise your disclosure to explain why you view the grant of a dividend preference to constitute a positive factor for security holders receiving shares of class A or class B common stock in the reclassification.
     Response No. 11. Please refer to our revised disclosure which states that “the Board considered that although there is no obligation to pay dividends and dividends are not cumulative, the dividend preference is a positive factor because to the extent a dividend is declared, the Class A Common Stock and the Class B Common Stock shareholders will enjoy a premium over dividends paid to Common shareholders.”
     Comment No. 12. With respect to the same bullet point, please expand your disclosure to describe or explain how the “the rights and privileges of the Class A Common Stock and Class B Common Stock [present] rights and privileges that [are] commensurate with the rights and privileges of the existing Common Stock.”
     Response No. 12. We have deleted the language quoted in the staff’s comment because being different classes of stock with different rights and privileges, the Class A

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

Common Stock and the Class B Common Stock are not commensurate with the rights and privileges of the existing Common Stock.
     Comment No. 13. We note that the board “adopted” the fairness opinion of Howe Barnes (page 24). Please include such disclosure in this section. Also, clarify whether the board also adopted Howe Barnes’ analyses or include disclosure responsive to Item 1014 of Regulation M-A.
     Response No. 13. Please note that in bullet point, “Fairness to All Shareholders” under the caption, “Recommendation of the Board of Directors; Fairness of the Amendment and Merger Proposal”, that we have added the following: “The Company’s Board of Directors expressly adopts the Fairness Opinion as its own and also expressly adopts Howe Barnes’ analysis.”
     Comment No. 14. On a related note, explain how the board was able to arrive at its determination of fairness in light of the fact that Howe Barnes’s opinion is not qualified as to “unaffiliated” security holders and does not distinguish between security holder who will retain their existing common stock and those that will receive class A or class B common stock.
     Response No. 14. We have explained that the Board was able to arrive at its determination of fairness by stating, “Further, because there is no difference in treatment between affiliated and non-affiliated shareholders (i.e., the factor of whether or not shares are converted depends solely on the number of shares owned and has nothing to do with affiliate or non-affiliate status), the Board believed there was no need to distinguish between affiliated and non-affiliated shareholders in determining fairness.”
Opinion of Financial Advisor, page 23
     Comment No. 15. We note that you provided Howe Barnes with financial forecasts and projections “(including the 2011 budget)” which appears to be included on pages 25-26. Please disclose the complete financial forecasts and projections provided to Howe Barnes.
     Response No. 15. Please note that we have moved the projections under the caption, “Opinion of Financial Advisor” on page 32. In conjunction with that and in response to the staff’s comment, please be advised that the 2011 budget constitutes the complete financial forecast and projections provided to Howe Barnes, and the Company did not provide any updates to that information.
     Comment No. 16. On a related note, it does not appear that the Howe Barnes fairness presentation annexed to your proxy statement includes any analysis that utilized

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

financial projections. Please disclose how, if at all, Howe Barnes used the financial projections in preparing its fairness presentation and opinion.
     Response No. 16. We have disclosed under the caption, “Opinion of Financial Advisor” on page 32, that Howe Barnes used the projections to show that the Company in all likelihood should be able to continue to pay dividends, and thus the 5% premium to the Class A Common Stock shareholders and the 10% premium to the Class B Common Stock shareholders. Please see the revised disclosure on page 32 in response to the staff’s comment.
     Comment No. 17. We note that you appear to have decided to mail the Howe Barnes fairness presentation to your security holders. Even with such delivery, you must provide the summary of such report required by Item 1015(b)(6) of Regulation M-A. Please revise.
     Response No. 17. The Howe Barnes Fairness Opinion is summarized on page 32 of the preliminary proxy statement.
     Comment No. 18. Please revise this section and the similarly captioned section on page 34 to consolidate the disclosure (and avoid duplication) in the Special Factors section of the proxy statement. Apply this comment to the two sections captioned “Reasons for the Merger” on pages 41 and 42, the sections captioned “Summary Financial Information” (page 27) and “Selected Historical Financial Data” (page 50), and any other duplicate sections in the proxy statement.
     Response No. 18. We have revised the section suggested in the staff’s comment letter to avoid duplication in the proxy statement. However, with respect to the “Summary Financial Information” and “Selected Historical Financial Data”, we have left those sections intact because the information is presented in different ways in those two charts. Please advise us if the staff needs anything further in this regard.
Dissenters’ and Appraisal Rights, page 44
     Comment No. 19. Please revise the last sentence of the first paragraph of this section to reflect the fact that no cash consideration will be paid in the merger.
     Response No. 19. We have deleted the last sentence in an effort to clarify this disclosure. We have stated that “no cash consideration will be paid in the merger” and deleted the last line of that paragraph.

U.S. Securities and Exchange Commission
Attention: Daniel F. Duchovny
January 12, 2011

     On behalf of Allegheny, we acknowledge the following:
•	Allegheny is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Allegheny may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     After you have had the opportunity to review the foregoing, please do not hesitate to contact me with any questions or comments. Hopefully, we have responded in a satisfactory fashion to all of the staff’s comments contained in its December 30, 2010 comment letter. We thank you for your assistance.

Very truly yours,
/s/ Elizabeth Osenton Lord
Elizabeth Osenton Lord

500 LEE STREET EAST • SUITE 1600 • P.O. BOX 553 • CHARLESTON WEST VIRGINIA 25322 • TELEPHONE: 304-340-1000 • TELECOPIER: 304-340-1130
www.jacksonkelly.com
(304) 340-1390
Internet: elord@jacksonkelly.com
Telecopier: (304) 340-1272
January 12, 2011
Mr. Daniel F. Duchovny
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3628
Washington, DC 20549-3628

Re:	Allegheny Bancshares, Inc. Schedule 13E-3 File No.: 005-85792 Schedule 14A File No.: 000-50151 Filed on December 8, 2010
Dear Mr. Duchovny:
          We are counsel to Allegheny Bancshares, Inc. (the “Company”) for purposes of assisting the Company with an amendment to its articles of incorporation and the Company’s merger with Allegheny Merger Corp., the effect of which is to authorize two new classes of Company Common Stock and to reclassify all Company Common Stock shares held by any shareholder who holds in the aggregate, less than 1,100 but more than 99 Common Stock shares into newly created Class A Common Stock shares and to reclassify all Company Common Stock shares held by any shareholder who holds in the aggregate 99 or less shares into newly created Class B Common Stock shares, each on a one-for-one share exchange basis. We are rendering this opinion at your request in connection with the Company’s Schedule 13E-3 and Schedule 14A filed with the U.S. Securities and Exchange Commission (“SEC”) on December 8, 2010. Specifically, we have been requested to opine that the Class A Common Stock and Class B Common Stock (assuming the transaction contemplated by the above-referenced filings are approved by shareholders and thereafter, ultimately consummated), each will be a separate class of security under West Virginia law from the other and the existing Common Stock. In addition, we have been asked to provide a legal analysis as to why the Company’s existing Common Stock and the Class A Common Stock and Class B Common Stock are separate classes of stock for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.
Clarksburg, WV • Martinsburg, WV • Morgantown, WV • Wheeling, WV
Denver, CO • Lexington, KY • Pittsburgh, PA • Washington, DC

Mr. Daniel F. Duchovny
January 12, 2011

West Virginia Corporate Law — Section 31D-6-601
          The West Virginia Business Corporation Act (the “West Virginia Act”) provides that a West Virginia corporation may authorize in its articles of incorporation one or more classes of shares that:
(1)	have special, conditional or limited voting rights or no right to vote, except to the extent prohibited by the West Virginia Act;

(2)	are redeemable or convertible as specified in the articles of incorporation:
(A)	at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event;

(B)	for cash, indebtedness, securities or other property; or

(C)	in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;
(3)	entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, non cumulative or partially cumulative; or

(4)	have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.
          The West Virginia Act does not provide a definition for “class” of stock. However, the West Virginia Act provides that a corporation may have one or more classes of stock, and if more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations and relative rights of that class must be described in the articles of incorporation. It further provides that all shares of a class must have preferences, limitations and relative rights identical with those of other shares of the same class.
          The amendment to the Company’s articles of incorporation adopted by the Company’s Board of Directors to be submitted to the Company’s shareholders, if adopted and effected, will result in separate classes of stock under the West Virginia Act. The amendment will retain the Company’s existing Common Stock and will create a new Class A Common Stock and a new Class B Common Stock. The rights and privileges of each of these classes of Common Stock is set forth below.

Mr. Daniel F. Duchovny
January 12, 2011

Existing Common Stock Rights and Privileges
               Following the filing of the amendment with the West Virginia Secretary of State’s Office, the Company’s existing shareholders of Common Stock will continue to enjoy the same rights and privileges that are currently associated with the Common Stock. These rights and privileges include:
•	Voting Rights — The Company’s existing Common Stock has full voting rights. All Common Stock shareholders are entitled to vote on any and all matters that may come before a vote of the Company’s shareholders. This includes the right to vote in the annual election of directors.

•	Dividends — The Company’s existing Common Stock is entitled to receive dividends as may be declared from time to time by the Company’s Board of Directors. The Company’s existing Common Stock does not cumulate dividends, and there is no obligation on behalf of the Company’s Board of Directors to pay dividends on the Common Stock.

•	Conversion — Not applicable. The Company’s Common Stock is not convertible to any other class of Company stock.

•	Redemption — The Company’s existing Common Stock has no redemption features.

•	Right of First Refusal — The Company’s existing Common Stock has no right of first refusal, but if the Company’s shareholders approve the amendment to the Company’s articles of incorporation, the Common Stock will be subject to a right of first refusal in favor of the Company. However, if the transfer is to be made without consideration (i.e., a gift), the Company will have no right to purchase the shares. The foregoing does not limit any Company shareholders from individually contracting such rights. Generally, this right of first refusal will require a Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Common Stock. Following receipt of the written notice, the Company will have five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale. If the transfer is to be made without consideration (i.e. a gift), the Company shall have no right to purchase the shares. The Company retains the right to not exercise its right of first refusal, which will allow the Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer. Any Common Stock shares transferred in violation of the right of first refusal is void and of no effect and will not be recognized by the Company.

Mr. Daniel F. Duchovny
January 12, 2011

•	Liquidation Preference — The Company’s existing Common Stock does not have a liquidation preference because there is currently only one class of Company Stock. Following the transaction, the existing Common Stock will have last preference in Company liquidation rights.
Class A Common Stock Rights and Privileges
The amendment to the articles of incorporation provides the Class A Common Stock will have rights and privileges separate and distinct from the existing Common Stock. The Class A Common Stock will enjoy the following rights and privileges:
•	Voting Rights — The Class A Common Stock will be granted voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or as required by law. The Class A Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	Dividends — If the Company declares dividends, dividends must be paid on the Class A Common Stock before dividends may be paid on the existing Common Stock. However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative. If dividends are paid, the dividends paid on the Class A Common Stock will enjoy a 5% premium over and above what is paid on the Common Stock.

•	Conversion — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class A Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	Redemption — The Class A Common Stock will have no redemption rights.

•	Right of First Refusal — The Class A Common Stock has a right of first refusal in favor of the Company similar to the right of first refusal for the Common Stock.

•	Liquidation Preference — The Class A Common Stock will have a liquidation preference over the existing Common Stock and the Class B Common Stock. In the event of liquidation, the Class A Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock

Mr. Daniel F. Duchovny
January 12, 2011

shareholders or the book value of the Company’s Common Stock, whichever is greater.
Class B Common Stock Rights and Privileges
The amendment to the articles of incorporation provides the Class B Common Stock will have rights and privileges separate and distinct from the existing Common Stock. The Class B Common Stock will enjoy the following rights and privileges:
•	Voting Rights — The Class B Common Stock will be granted voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or as required by law. The Class B Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	Dividends — If the Company declares dividends, dividends must be paid on the Class B Common Stock before dividends may be paid on the existing Common Stock. However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative. If dividends are paid, the dividends paid on the Class B Common Stock will enjoy a 10% premium over and above what is paid on the Common Stock.

•	Conversion — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class B Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	Redemption — The Class B Common Stock will have no redemption rights.

•	Right of First Refusal — The Class B Common Stock has a right of first refusal in favor of the Company similar to the Common Stock and the Class A Common Stock; provided that in the case of a transfer to be made without consideration (i.e., a gift), the Company will have a right to purchase shares.

•	Liquidation Preference — The Class B Common Stock will have a liquidation preference over the existing Common Stock and the Class A Common Stock. In the event of liquidation, the Class B Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock shareholders or the book value of the Company’s Common Stock, whichever is greater.

Mr. Daniel F. Duchovny
January 12, 2011

Allegheny Bancshares, Inc.
Stock Comparison Chart

Characteristic	Common	Common A	Common B
Voting Rights	Full voting rights	As required by law and for a Merger/Share Exchange	As required by law and for a Merger/Share Exchange

Dividends	As declared	5% premium over common dividends with payment before all other shares	10% premium over common dividends with payment before all other shares

Liquidation Preference	Last Preference	Priority over all others Distribution — same as Common Stock or book value of Common Stock, whichever is greater	After Class A Common Stock but before Common Stock

Conversion to Common Stock	N/A	Conversion to Common Stock at change in control	Conversion to Common Stock at change in control

Transfer Restrictions	Yes — Holding Company has right of first refusal except for transfers without consideration, such as gifts	Yes — Holding Company has right of first refusal except for transfers without consideration, such as gifts	Yes — Holding Company has right of first refusal in all cases

Redemption	None	None	None
          The Company’s existing Common Stock, the Class A Common Stock and the Class B Common Stock will be separate classes of stock under the West Virginia Act for several reasons based on their separate and distinct rights and privileges. First, the three classes of stock enjoy distinct voting privileges. Specifically, the existing Common Stock has full voting rights. The Class A Common Stock and the Class B Common Stock have voting rights only in the case of a change in control of the Company or as required by the West Virginia Act.

Mr. Daniel F. Duchovny
January 12, 2011

          In addition to the differences in voting rights, the classes of stock enjoy distinct dividend privileges. Specifically, the existing Common Stock enjoys dividends as may be declared by the Board of Directors. The Class A Common Stock enjoys a 5% premium and a preference in payment for dividends and in liquidation over the Common Stock and the Class B Common Stock will enjoy a 10% premium and a preference in payment for dividends and liquidation before Common Stock but after Class A Common Stock.
          Finally, although all three classes of common stock will have rights of first refusal, the Common Stock and the Class A Common Stock will have rights of first refusal except for transfers without consideration, such as gifts, whereas the Class B Common Stock will have a right of first refusal in all cases.
          The differences in voting rights, dividends, preferences and the right of first refusal in the favor of the Company are sufficient differences to make the existing Common Stock, the Class A Common Stock and the Class B Common Stock three separate classes under the West Virginia Act.
Federal Securities Law
          Section 15(d) and Section 12(g) of the Securities Exchange Act of 1934 define a “class” of securities as those that are “substantially similar in character and the holders of which enjoy substantially similar rights and privileges”. The existing Common Stock, the Class A Common Stock and the Class B Common Stock will be separate classes of securities in light of this definition because the three classes do not possess substantially similar rights and privileges as the chart on the preceding page indicates.
          Specifically, the holders of the existing Common Stock enjoy the right to vote on any matter that may come before the shareholders. The holders of the Class A Common Stock and Class B Common Stock are afforded voting rights only if the Company is voting on a change in control or as otherwise required by the West Virginia Act.
          Moreover, the holders of the Class A Common Stock will enjoy dividend rights that are superior (not similar) to those enjoyed by the holders of the existing Common Stock or the Class B Common Stock. Specifically, the holders of the newly created Class A Common Stock will enjoy a 5% premium over and above any dividends that may be paid on the existing Common Stock, and the holders of the newly created Class B Common Stock will enjoy a 10% premium over and above any dividends paid on the Common Stock. In addition, the holders of the newly created Class A Common Stock will receive a preference in the payment of such dividends and in liquidation over the Common Stock and the Class B Common Stock. The Class B Common Stock will enjoy a premium of 10% over and above any dividends paid on the Common Stock and the Class A Common Stock and will receive a preference in the payment of such dividends and in liquidation before the Common Stock.

Mr. Daniel F. Duchovny
January 12, 2011

          Although all three classes of common stock will have rights of first refusal, the Common Stock and the Class A Common Stock will have rights of first refusal except for transfers without consideration, such as gifts, whereas the Class B Common Stock will have a right of first refusal in all cases.
          The Company’s existing Common Stock, the newly created Class A Common Stock and the newly created Class B Common Stock will be separate classes of securities under the Securities Exchange Act of 1934 because, as discussed above, they do not enjoy substantially similar rights and privileges.

Sincerely, Jackson Kelly PLLC
By	/s/ Elizabeth Osenton Lord
Elizabeth Osenton Lord, Member